Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8602
email address
eschwartz@graubard.com

September 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	Elong Power Holding Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed September 11, 2024
File No.: 333-280512

Ladies and Gentlemen:

On behalf of Elong Power Holding Ltd. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated September 24, 2024, relating to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

PIPE Financing, page 86

1.	We note your revisions in this section in response to prior comment 12 of our letter dated April 12, 2024 and reissue same in part. Please revise this section to disclose if any of the SPAC’s sponsors, directors, officers or their affiliates will be investors in the PIPE.

We hereby advise the staff that none of the SPAC’s sponsors, directors, officers of their affiliates will be investors in the PIPE. We have revised the disclosure on the prospectus cover page and on pages 2, 12, 13, 86 and 128, as requested.

Securities and Exchange Commission

September 26, 2024

2.	We note that the description of the Subscription Agreements on page FS-47 includes terms and provisions that are not in the Form of Subscription Agreement filed as Exhibit 10.15 to the proxy statement/prospectus. Please advise or file the full agreement as an exhibit to the proxy statement/prospectus.

Certain of the terms set forth on page FS-47 are included in a letter agreement with the PIPE Investors in the Supporting Shareholder (the “Letter Agreement”), which has been filed with Amendment No. 3 to the Registration Statement as Exhibit 10.16. Below, please find a table that cross-references each term set forth on page FS-47 to the corresponding provision of the Subscription Agreement or the Letter Agreement.

Term	Location
On September 10, 2024, the Company entered into Subscription Agreements with the PIPE Investors, pursuant to which the Company agreed to issue 700,000 Class A Ordinary Shares, at a purchase price of $10.00 per share, in a private placement to be consummated concurrently with the Transaction.	Subscription Agreement, Section 1

At the closing, each PIPE Investor will also enter into the registration rights agreement to be signed in connection with the closing of the Merger Agreement.	Subscription Agreement, Section 10.n Letter Agreement, Paragraph (4)

Under the Subscription Agreements, the Company may not issue Class A or Class B Ordinary Shares or securities exercisable for, or exchangeable or convertible into Class A or Class B Ordinary Shares, for one year after the closing (subject to certain limited exceptions), without the consent of each PIPE Investor who still holds 20% of the shares originally purchased by it.	Subscription Agreement, Section 10.p

In addition, as an inducement for the PIPE Investors to enter into the Subscription Agreements, Elong, the Investors and Gracedan Co., Limited, the holder of all of Elong’s issued and outstanding Class B Ordinary Shares (the “Supporting Shareholder”), agreed as follows:	Letter Agreement , Introduction

Securities and Exchange Commission

September 26, 2024

Term	Location
(1) Within five (5) Trading Days after the last day of the Registration Adjustment Period, the Supporting Shareholder shall assign and transfer to each PIPE Investor a number of Class A Ordinary Shares so that, after such assignment and transfer, the quotient of (a) such PIPE Investor’s subscription amount, divided by (b) the sum of (i) the number of Class A Ordinary Shares purchased by such PIPE Investor under the Subscription Agreement and (ii) the number of Class A Ordinary Shares so transferred to such PIPE Investor by the Supporting Shareholder, shall equal the VWAP Price.	Letter Agreement, Paragraph (1)

(2) The Supporting Shareholder shall convert, in accordance with Article 13 of the Elong M&A, such number of Class B Ordinary Shares held by it into Class A Ordinary Shares as is sufficient to satisfy the Supporting Shareholder’s obligations to transfer shares to the PIPE Investors.	Letter Agreement, Paragraph (2)

(3) For the avoidance of doubt, in no event shall the Supporting Shareholder be required to assign and transfer, on an aggregate basis to all PIPE Investors, more than 2,100,000 Class A Ordinary Shares.	Letter Agreement, Paragraph (3)

For the purposes of the foregoing, the “VWAP Price” is the greater of (a) 85% of the average of the three lowest daily volume weighted average prices of the Class A Ordinary Shares during the Registration Adjustment Period, and (b) $2.50.	Letter Agreement, Paragraph (5)(f)

The “Registration Adjustment Period” is the ten trading day period ending on the later of (i) the date of effectiveness of a resale registration statement that, alone or in combination with other resale registration statements, includes all Class A Ordinary Shares issuable in the private placement that are then held by (or transferrable to) PIPE Investors who are not affiliates of the Company, (ii) the date that, in accordance with the advice of counsel to the Company, all such Class Ordinary Shares then held by (or transferrable hereunder to) the PIPE Investors who are not affiliates of the Company are eligible for resale pursuant Rule 144 under the Securities Act of 1933, as amended, without volume or manner of sale limitations, and (iii) the first anniversary of the closing of the private placement.	Letter Agreement, Paragraph (5)(c)

Information About TMT

Redemption of TMT Ordinary Shares and Liquidation if No Initial Business Combination, page 137

3.	We note that TMT will be holding an extraordinary general meeting of shareholders on September 24, 2024. Please revise to update your disclosure to reflect the results of such meeting.

We respectfully advise the staff that the TMT extraordinary general meeting of shareholders has been adjourned to September 27, 2024. However, we have revised the disclosure in the Registration Statement to reflect the anticipated results of the extraordinary general meeting. If there are material differences between anticipated results and the actual results, we will update the Registration Statement to reflect the actual results of the extraordinary general meeting.

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Securities and Exchange Commission

September 26, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

ETS:kab

Enclosure

cc:	Xiaodan Liu